Exhibit 12.1

SLM Corporation
Formerly USA Education, Inc.
Ratio of Earnings to Fixed Charges and Preferred Dividends
(Dollars in thousands)

							Three Months ended March 31,
		1997	1998	1999	2000	2001	2001	2002
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries		$759,748	$750,131	$751,652	$711,591	$617,388	$53,314	$654,511
Add:	Fixed charges	2,544,584	1,948,995	2,140,588	2,879,548	2,163,461	705,377	321,023
Less:	Other adjustments	—	—	—	—	—	—	—
Less:	Preferred dividends (N/A)	(18,428)	(23,998)	(25,803)	(42,677)	(39,346)	(10,512)	(4,423)

Total earnings		$3,285,904	$2,675,128	$2,866,437	$3,548,462	$2,741,503	$748,179	$971,111

Fixed charges
	Interest expense	$2,526,156	$1,924,997	$2,114,785	$2,836,871	$2,124,115	$694,865	$316,600
	Preferred dividends (N/A)	18,428	23,998	25,803	42,677	39,346	10,512	4,423
	Other adjustments	—	—	—	—	—	—	—

Total fixed charges		$2,544,584	$1,948,995	$2,140,588	$2,879,548	$2,163,461	$705,377	$321,023

Ratio of earnings to fixed charges and preferred stock dividends		1.29	1.37	1.34	1.23	1.27	1.06	3.03

Ratio of earnings to fixed charges		1.29	1.38	1.34	1.24	1.27	1.06	3.05

	For purposes of the "earnings" computation, "other adjustments" includes the capitalized interest cost.
	For purposes of the "fixed charges" computation, other adjustments includes the capitalized interest cost.
Preference Security Dividend
	Amount of Dividend	$11,978	$15,999	$15,334	$$16,218	$14,074	$3,958	$—
	Amount of Dividend			$1,438	$11,522	$11,501	$2,875	$2,875
	I-Tax Rate	0.65	0.65	0.65	0.65	0.65	0.65	0.65

	Pre-tax earnings required to pay dividend	18,428	23,998	25,803	42,677	39,346	10,512	4,423